UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 5, 2021

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 5, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 5, 2021	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2021 RESULTS
Highlights
•GAAP net loss attributable to shareholders of Teekay of $1.8 million, or $0.02 per share, and adjusted net income attributable to shareholders of Teekay(1) of $30 thousand in the second quarter of 2021 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $171.9 million in the second quarter of 2021.
•Teekay Parent reduced its asset retirement obligation (ARO) associated with the Banff FPSO by approximately $33 million in the second quarter of 2021.
•Teekay LNG's LNG fleet is 98 percent fixed for the remainder of 2021 and 89 percent fixed for 2022.
•Teekay Tankers counter-cyclically in-chartered three Aframax-sized vessels for periods of 18 to 24 months, plus extension options.
Hamilton, Bermuda, August 5, 2021 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and six months ended June 30, 2021. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the second quarter 2021 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. dollars, except per share amounts)	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	325,480	359,081	482,805
(Loss) income from vessel operations	(27,120)	61,327	148,504
Equity income	28,111	37,157	35,343
Net (loss) income attributable to the shareholders of Teekay	(1,844)	29,951	21,723
(Loss) income per common share of Teekay	(0.02)	0.30	0.21
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (1)	171,928	202,429	315,869
Adjusted net income attributable to shareholders of Teekay (1)	30	11,320	39,713
Adjusted net income per share
attributable to shareholders of Teekay (1)	—	0.11	0.39
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	5,504	13,141	9,716
Total Teekay Parent free cash flow (1)	(3,181)	4,108	(1,886)
(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“In the second quarter of 2021, we recorded a small consolidated adjusted net profit. Our results were down from the previous quarter mostly due to weaker spot tanker rates and a heavier-than-normal drydocking schedule in both our gas and tanker businesses,” commented Kenneth Hvid, Teekay’s President and CEO. “During the quarter, we also reached a major milestone on the path towards our strategic goal of winding down our FPSO segment. We have now largely completed all of our remaining obligations related to the Banff FPSO and its respective field, including securing a contract with the customer to assume our remaining subsea decommissioning responsibilities, which resulted in a $33 million reversal of our asset retirement obligation liability in the second quarter of 2021. At this time, our remaining material exposure to the FPSO market is effectively limited to the Hummingbird Spirit FPSO, which continues to operate under its existing contract with steady production and high uptime.”

Mr. Hvid continued, “Our gas business continues to deliver solid performance and strong earnings despite a heavy drydock schedule. The outlook for the LNG shipping market is positive, as reflected in the current strong spot and time charter LNG shipping rates, which we believe should provide tailwinds for Teekay LNG through its spot market-linked charter contract as well as its upcoming charter renewals in 2022. Teekay LNG does, however, continue to have nearly all of its 2021 and a vast majority of its 2022 revenue days already secured on fixed-rate charters, which are generating consistent cash flow. Looking at our oil tanker business, although the near-term outlook is uncertain due to COVID-19, we believe many of the leading indicators for a tanker market recovery continue to improve, including planned increases in OPEC+ production, declining global oil inventories, which are below five-year average levels, and positive tanker fleet supply fundamentals as reflected in a low orderbook, heightened scrapping and a very limited amount of new tanker orders. In anticipation of a tanker market recovery, Teekay Tankers counter-cyclically in-chartered three vessels for periods of 18 to 24 months with extension options.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated GAAP net loss and adjusted net income(1) for the second quarter of 2021, compared to GAAP net income and adjusted net income for the second quarter of 2020, were negatively impacted by lower earnings from Teekay Tankers as a result of lower average spot tanker rates during the second quarter of 2021 and the expiration of certain fixed-rate time charter contracts for certain vessels, and a lower contribution from the Banff FPSO unit, which ceased production on the Banff field in June 2020.

In addition, consolidated GAAP net loss during the second quarter of 2021, compared to the same period of the prior year, was negatively impacted by an increase in vessel write-downs from Teekay Tankers and a decrease in freight tax accrual reversals, partially offset by a gain from the derecognition of the ARO liability relating to the Banff FPSO unit following fulfillment of Teekay Parent's Phase 2 decommissioning obligations associated with the Banff field.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was negative $3.2 million during the second quarter of 2021, compared to negative $1.9 million for the same period of the prior year, primarily due to lower contribution from the Banff FPSO unit relating to the cessation of production and the decommissioning of the Banff oil field which commenced in June 2020, and a decrease in cash flows from Teekay Parent's marine services business in Australia. These items were partially offset by a 15 percent increase in Teekay LNG's quarterly cash distributions, commencing with the distribution relating to the first quarter of 2021.
Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).

(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s GAAP net income and adjusted net income(1) for the second quarter of 2021, compared to the same quarter of the prior year, were impacted by an increase in scheduled dry dockings during the second quarter of 2021, the redeployment of an LNG carrier under a market-linked contract in March 2021, and the timing of vessel operating expenditures for certain of Teekay LNG's carriers. These decreases were partially offset by a decrease in operational claims under certain of Teekay LNG's charter contracts and lower net interest expense during the second quarter of 2021.

In addition, compared to the same period of the prior year, Teekay LNG's GAAP net income for the second quarter of 2021 was positively impacted by changes in unrealized gains and losses on non-designated derivative instruments and foreign currency exchange.

Please refer to Teekay LNG's second quarter 2021 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' GAAP net loss and adjusted net loss(1) in the second quarter of 2021, compared to the same quarter of the prior year, were negatively impacted primarily by lower average spot tanker rates in the second quarter of 2021, the expiration of certain fixed-rate time charter contracts, a higher number of scheduled dry dockings, and the sale of two tankers during the first quarter of 2021.

In addition, GAAP net loss in the second quarter of 2021 included an $86.7 million write-down of vessels, while GAAP net income in the second quarter of 2020 was positively impacted by a $15.2 million reversal in freight tax accruals relating to prior periods, and a $3.1 million gain on sale of assets.

Crude spot tanker rate weakness persisted in the second quarter of 2021 due to ongoing OPEC+ production cuts resulting from reduced oil demand related to the COVID-19 pandemic, an uneven economic recovery across various geographies, and a concentration of newbuilding deliveries in the first half of 2021. The tanker market weakened further early in the third quarter of 2021; however, despite near-term uncertainty related to COVID-19, many of the leading indicators for a tanker market recovery continue to improve, including planned increases in OPEC+ production, declining global oil inventories, which are below five-year average levels, and positive tanker fleet supply fundamentals as reflected in a low orderbook, heightened scrapping and a very limited amount of new tanker orders.

Please refer to Teekay Tankers' second quarter 2021 earnings release for additional information on the financial results for this entity.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
Banff FPSO
In May 2021, Teekay Parent completed the remaining conditions precedent relating to the previously announced Decommissioning Services Agreement (DSA) with CNR International (UK) Limited (CNRI), on behalf of the Banff joint venture, whereby Teekay Parent has engaged CNRI to decommission the Company’s remaining subsea infrastructure located within the CNRI-operated Banff Field. As part of the DSA, which is now in full effect, CNRI has assumed full responsibility for Teekay’s remaining asset retirement obligations (Phase 2) for the above-mentioned facilities, which should enable CNRI to complete Teekay Parent’s Phase 2 work in conjunction with their other decommissioning work at the Banff Field in a more efficient manner.

As part of the transaction, Teekay Parent has now been deemed to have completed all of its prior decommissioning obligations associated with the Banff Field and as a result, the Company has reduced its accrued asset retirement obligations by approximately $33 million in the second quarter of 2021.
Teekay Tankers
In November 2020 and March 2021, Teekay Tankers declared options to repurchase eight vessels that were under higher-cost long-term sale-leaseback financings. Two of the vessels were repurchased in May 2021 for $57 million, with the remaining six vessels expected to be repurchased for $129 million in September 2021. Teekay Tankers has signed term sheets and is currently in documentation for new lower-cost sale-leaseback financings for total proceeds of $142 million to refinance these eight vessels, which financings are expected to be completed in the third quarter of 2021.

Teekay Tankers has in-chartered two Aframax tankers and one LR2 tanker for periods of 18 to 24 months at an average rate of $17,800 per day. Each of the charters provides Teekay Tankers with the option to extend for an additional 12 months at an average rate of $19,800 per day. Two of the vessels are expected to be delivered in August 2021 and the third vessel is expected to be delivered in late-2021 or early-2022.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at June 30, 2021, Teekay Parent had total liquidity of approximately $193.6 million (consisting of $53.6 million of cash and cash equivalents, and $140.0 million of undrawn capacity from a revolving credit facility). On a consolidated basis, as at June 30, 2021, Teekay had consolidated total liquidity of approximately $0.8 billion (consisting of $258.4 million of cash and cash equivalents and $548.7 million of undrawn capacity from its credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, August 5, 2021 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (800) 430-8332 or (647) 792-1240, if outside North America, and quoting conference ID code 2311218.

•     By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $9 billion, comprised of over 130 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,350 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net (loss) income before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains, and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (6) of the statements of (loss) income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers), Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets, and Teekay Parent’s corporate general and administrative expenditures for the given quarter.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, plus upfront cash receivable in respect of a sales-type lease, less Teekay Parent’s net interest expense and, commencing in the second quarter of 2020, asset retirement costs incurred for the given quarter. Net Interest Expense includes interest expense (excluding non-cash accretion and the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	325,480	359,081	482,805	684,561	1,056,859

Voyage expenses	(78,128)	(76,225)	(66,896)	(154,353)	(188,460)
Vessel operating expenses	(130,567)	(128,437)	(147,796)	(259,004)	(301,089)
Time-charter hire expenses	(8,005)	(11,121)	(17,714)	(19,126)	(44,770)
Depreciation and amortization	(59,244)	(58,586)	(62,936)	(117,830)	(135,853)
General and administrative expenses	(22,920)	(22,367)	(23,668)	(45,287)	(41,945)
(Write-down) and gain (loss) on sale (1)	(86,686)	(715)	(10,669)	(87,401)	(105,275)
Asset retirement obligation extinguishment gain (2)	32,950	—	—	32,950	—
Gain on commencement of sales-type lease (3)	—	—	—	—	44,943
Restructuring charges	—	(303)	(4,622)	(303)	(7,010)
(Loss) income from vessel operations	(27,120)	61,327	148,504	34,207	277,400

Interest expense	(48,694)	(48,939)	(59,245)	(97,633)	(121,765)
Interest income	1,336	2,045	2,314	3,381	5,117
Realized and unrealized (losses) gains on
non-designated derivative instruments (4)	(3,389)	7,321	(9,270)	3,932	(30,933)
Equity income (5)	28,111	37,157	35,343	65,268	37,656
Income tax recovery (6)	204	1,385	17,175	1,589	13,383
Foreign exchange (loss) gain	(3,413)	5,723	(8,922)	2,310	(2,276)
Other loss – net (7)	(4,639)	(4,515)	(399)	(9,154)	(1,080)
Net (loss) income	(57,604)	61,504	125,500	3,900	177,502
Net loss (income) attributable to non-controlling interests	55,760	(31,553)	(103,777)	24,207	(205,584)
Net (loss) income attributable to the
shareholders of Teekay Corporation	(1,844)	29,951	21,723	28,107	(28,082)
(Loss) earnings per common share of Teekay Corporation
- Basic	$(0.02)	$0.30	$0.21	$0.28	$(0.28)
- Diluted	$(0.02)	$0.28	$0.21	$0.28	$(0.28)
Weighted-average number of common shares outstanding
- Basic	101,330,151	101,165,928	101,107,362	101,248,493	100,997,456
- Diluted	101,330,151	111,439,150	101,196,383	111,561,672	100,997,456

(1)(Write-down) and gain (loss) on sale for the three and six months ended June 30, 2021 includes write-downs of three Suezmax tankers, three LR2 tankers and two Aframax tankers totaling $86.7 million. (Write-down) and gain (loss) on sale for the three months ended March 31, 2021 and six months ended June 30, 2021 also includes the write-down of one operating lease right-of-use (ROU) asset. (Write-down) and gain (loss) on sale for the three and six months ended June 30, 2020 includes a $13.6 million provision in the second quarter of 2020 relating to an adjustment in the Banff FPSO unit's estimated asset retirement obligation and the write-down of the unit's remaining residual value. (Write-down) and gain (loss) on sale for the six months ended June 30, 2020 also includes write-downs of six multi-gas carriers totaling $45.0 million and write-downs of two FPSO units totaling $46.5 million.

(2)Asset retirement obligation extinguishment gain relates to the derecognition of the ARO liability relating to the Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(3)Gain on commencement of sales-type lease of $44.9 million for the six months ended June 30, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement in the first quarter of 2020.

(4)Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(4,353)	(4,918)	(3,879)	(9,271)	(6,556)
Interest rate swap agreement termination (i)	—	(18,012)	—	(18,012)	—
Foreign currency forward contracts	—	—	—	—	(241)
Forward freight agreements	(89)	28	(201)	(61)	(250)
	(4,442)	(22,902)	(4,080)	(27,344)	(7,047)
Unrealized gains (losses) relating to
Interest rate swap agreements	1,323	30,256	(5,251)	31,579	(24,063)
Foreign currency forward contracts	—	—	53	—	255
Forward freight agreements	(270)	(33)	8	(303)	(78)
	1,053	30,223	(5,190)	31,276	(23,886)
Total realized and unrealized (losses) gains on derivative instruments	(3,389)	7,321	(9,270)	3,932	(30,933)

(i) The termination of an interest rate swap agreement during the three months ended March 31, 2021 was in connection with a debt refinancing completed in February 2021 at a lower all-in interest rate.

(5)The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income as reflected in the consolidated statements of (loss) income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income	28,111	37,157	35,343	65,268	37,656
Proportionate share of unrealized losses (gains)
on derivative instruments	2,310	(15,410)	3,806	(13,100)	26,010
Other (i)	817	6,357	(61)	7,174	8,380
Equity income adjusted for items in Appendix A	31,238	28,104	39,088	59,342	72,046

(i)Other includes unrealized credit loss provision adjustments.

(6)Income tax recovery for the three and six months ended June 30, 2020 includes a reduction in freight tax accruals of $16.8 million related to periods prior to 2020.

(7)Other loss - net for the three and six months ended June 30, 2021, and June 30, 2020, and three months ended March 31, 2021 includes unrealized credit loss provision adjustments of $(0.7) million, $(4.7) million, $(0.3) million, $(0.2) million, and $(4.0) million, respectively.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	53,647	32,999	44,791
Cash and cash equivalents - Teekay LNG	144,206	163,480	206,762
Cash and cash equivalents - Teekay Tankers	60,498	87,595	97,232
Assets held for sale	11,925	—	32,974
Accounts receivable and other current assets	253,231	299,162	282,242
Restricted cash - Teekay Parent	8	10	10
Restricted cash - Teekay LNG	45,994	44,736	51,181
Restricted cash - Teekay Tankers	5,899	5,948	5,914
Vessels and equipment - Teekay LNG	2,842,205	2,860,581	2,875,169
Vessels and equipment - Teekay Tankers	1,424,775	1,530,082	1,555,300
Operating lease right-of-use assets	14,435	18,065	52,961
Net investment in direct financing and sales-type leases	516,135	520,623	528,641
Investments in and loans to equity-accounted investments	1,133,444	1,136,605	1,075,653
Other non-current assets	130,199	144,319	137,082
Total Assets	6,636,601	6,844,205	6,945,912
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	313,990	349,255	456,152
Short-term debt - Teekay Tankers	10,000	20,000	10,000
Current portion of long-term debt - Teekay Parent	9,015	—	—
Current portion of long-term debt - Teekay LNG	428,006	422,695	322,440
Current portion of long-term debt - Teekay Tankers (1)	150,829	209,137	89,334
Long-term debt - Teekay Parent	348,726	347,499	339,933
Long-term debt - Teekay LNG	2,294,428	2,344,691	2,490,695
Long-term debt - Teekay Tankers	435,527	370,602	513,670
Operating lease liabilities	14,829	19,449	54,290
Other long-term liabilities	168,877	208,308	198,107
Equity:
Non-controlling interests	1,944,035	2,028,761	1,989,883
Shareholders of Teekay	518,339	523,808	481,408
Total Liabilities and Equity	6,636,601	6,844,205	6,945,912

Net debt - Teekay Parent (2)(3)	304,086	314,490	295,132
Net debt - Teekay LNG (2)	2,532,234	2,559,170	2,555,192
Net debt - Teekay Tankers (2)	529,959	506,196	509,858

(1)Current obligations related to finance leases at June 30, 2021 includes $128.8 million related to the declared purchase options on six vessels. The declaration was made by Teekay Tankers in March 2021, with an expected completion date of September 2021. Current obligations related to finance leases at March 31, 2021 included $185.5 million related to declared purchase options on eight vessels by Teekay Tankers, two of which were purchased for a total cost of $56.7 million in May 2021.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.
(3)As a result of the early adoption of ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), effective January 1, 2021, using the modified retrospective method of transition, the Company increased the carrying value of long-term debt by $6.3 million and decreased common stock and additional paid-in capital by $6.3 million.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	3,900	177,502
Non-cash and non-operating items:
Depreciation and amortization	117,830	135,853
Unrealized (gain) loss on derivative instruments	(34,145)	27,544
Write-down and (gain) loss on sale	87,401	105,275
Asset retirement obligation extinguishment gain	(32,950)	—
Gain on commencement of sales-type lease	—	(44,943)
Equity income, net of dividends received	(36,679)	(22,804)
Foreign currency exchange loss (gain) and other	13,967	(7,250)
Receipts from direct financing and sales-type leases	7,285	334,146
Change in other operating assets and liabilities	(85,312)	75,978
Asset retirement obligation expenditures	(1,419)	—
Expenditures for dry docking	(21,014)	(5,608)
Net operating cash flow	18,864	775,693

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	315,230	931,871
Prepayments of long-term debt	(151,543)	(1,302,389)
Scheduled repayments of long-term debt	(156,142)	(240,355)
Proceeds from short-term debt	25,000	205,000
Prepayment of short-term debt	(25,000)	(245,000)
Prepayment of obligations related to finance leases	(56,724)	—
Repayments of obligations related to finance leases	(46,429)	(47,162)
Repurchase of Teekay LNG common units	—	(15,635)
Distributions paid from subsidiaries to non-controlling interests	(42,933)	(35,519)
Other financing activities	(388)	(794)
Net financing cash flow	(138,929)	(749,983)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(20,090)	(12,824)
Proceeds from sale of vessels and equipment	32,687	60,915
Proceeds from sale of assets, net of cash sold	—	12,221
Proceeds from repayments of advances to equity-accounted joint ventures	11,830	3,500
Other investing activities	—	(6,430)
Net investing cash flow	24,427	57,382

(Decrease) increase in cash, cash equivalents, restricted cash and cash held for sale	(95,638)	83,092
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the period	405,890	456,325
Cash, cash equivalents and restricted cash, end of the period	310,252	539,417

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Six Months Ended
	June 30,		March 31,		June 30,
	2021		2021		2021
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(57,604)		61,504		3,900
Adjust for: Net loss (income) attributable to
non-controlling interests	55,760		(31,553)		24,207
Net (loss) income attributable to
shareholders of Teekay	(1,844)	(0.02)	29,951	0.30	28,107	0.28
Add (subtract) specific items affecting net (loss) income
Unrealized losses (gains) from derivative
instruments(2)	1,256	0.01	(45,633)	(0.45)	(44,377)	(0.44)
Foreign currency exchange losses (gains)(3)	2,120	0.02	(7,069)	(0.07)	(4,949)	(0.05)
Banff FPSO decommissioning costs net of
recoveries(4)	5,734	0.06	1,430	0.01	7,164	0.07
Write-down and loss on sale of vessels and
other assets(5)	86,686	0.86	715	0.01	87,401	0.86
Asset retirement obligation extinguishment gain(6)	(32,950)	(0.33)	—	—	(32,950)	(0.33)
Restructuring charges, net of recoveries	—	—	303	—	303	—
Realized loss on interest rate swap terminations	—	—	18,012	0.18	18,012	0.18
Other(7)	3,999	0.04	6,903	0.07	10,902	0.11
Non-controlling interests’ share of items above(8)	(64,971)	(0.64)	6,708	0.07	(58,263)	(0.58)
Total adjustments	1,874	0.02	(18,631)	(0.18)	(16,757)	(0.17)
Adjusted net income attributable to
shareholders of Teekay	30	—	11,320	0.11	11,350	0.11
(1)Basic per share amounts.
(2)Reflects unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses (gains) included in the Company's proportionate share of equity income from joint ventures.
(3)Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020. In May 2021, as a result of the DSA with CNRI, Teekay was deemed to have fulfilled all of its prior decommissioning obligations associated with the Banff field. (Refer to Summary of Recent Events.)
(5)Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income for additional information.
(6)Refer to footnote (2) of the Summary Consolidated Statements of (Loss) Income for additional information.
(7)Other for the three and six months ended June 30, 2021, and three months ended March 31, 2021, includes unrealized credit loss provision adjustments.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020		2020
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	125,500		177,502
Adjust for: Net (income) loss attributable to
non-controlling interests	(103,777)		(205,584)
Net income (loss) attributable to
shareholders of Teekay	21,723	0.21	(28,082)	(0.28)
Add (subtract) specific items affecting net income (loss)
Unrealized losses from derivative instruments(2)	8,995	0.09	49,895	0.49
Foreign currency exchange losses (gains)(3)	7,492	0.07	(971)	(0.01)
Banff FPSO decommissioning costs net of
recoveries(4)	5,854	0.06	5,854	0.06
Write-down and loss on sale of vessels and other
assets(5)	10,669	0.11	105,275	1.04
Gain on commencement of sales-type lease(6)	—	—	(44,943)	(0.44)
Restructuring charges, net of recoveries	112	—	1,300	0.01
Other(7)	(17,598)	(0.17)	(9,368)	(0.09)
Non-controlling interests’ share of items above(8)	2,466	0.02	(13,988)	(0.14)
Total adjustments	17,990	0.18	93,054	0.92
Adjusted net income attributable to
shareholders of Teekay	39,713	0.39	64,972	0.64
(1)Basic per share amounts.
(2)Reflects unrealized losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses included in the Company's proportionate share of equity income from joint ventures.
(3)Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020.
(5)Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income for additional information.
(6)Gain on commencement of sales-type lease for the three and six months ended June 30, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.
(7)Other for the three and six months ended June 30, 2020 includes a reduction in freight tax accruals and credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended June 30, 2021
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	148,769	123,420	53,291	—	325,480

Voyage expenses	(6,360)	(71,773)	5	—	(78,128)
Vessel operating expenses	(32,536)	(43,129)	(54,902)	—	(130,567)
Time-charter hire expense	(5,867)	(2,138)	—	—	(8,005)
Depreciation and amortization	(32,349)	(26,895)	—	—	(59,244)
General and administrative expenses	(6,921)	(12,233)	(3,766)	—	(22,920)
(Write-down) and gain (loss) on sale of assets	—	(86,686)	—	—	(86,686)
Asset retirement obligation extinguishment gain	—	—	32,950	—	32,950
Income (loss) from vessel operations	64,736	(119,434)	27,578	—	(27,120)

Interest expense	(30,084)	(9,299)	(9,336)	25	(48,694)
Interest income	1,302	29	30	(25)	1,336
Realized and unrealized (loss) gain on
non-designated derivative instruments	(2,870)	(512)	(7)	—	(3,389)
Equity income (loss)	28,940	(829)	—	—	28,111
Equity in earnings of subsidiaries (2)	—	—	(17,106)	17,106	—
Income tax (expense) recovery	(1,815)	2,119	(100)	—	204
Foreign exchange (loss) gain	(2,843)	(626)	56	—	(3,413)
Other - net	(1,088)	(592)	(2,959)	—	(4,639)
Net income (loss)	56,278	(129,144)	(1,844)	17,106	(57,604)
Net (income) loss attributable to
non-controlling interests (3)	(2,990)	—	—	58,750	55,760
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	53,288	(129,144)	(1,844)	75,856	(1,844)

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended June 30, 2021
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	12,290	41,001		53,291

Voyage expenses	—	5		5
Vessel operating expenses	(14,263)	(40,639)		(54,902)
General and administrative expenses	(434)	—	(3,332)	(3,766)
Asset retirement obligation extinguishment gain (2)	32,950	—	—	32,950
Income (loss) from vessel operations	30,543	367	(3,332)	27,578

Asset retirement obligation extinguishment gain (2)	(32,950)	—	—	(32,950)
Adjustment for sales-type lease	91	—	—	91
Daughter Entities distributions (3)	—	—	10,785	10,785
Teekay Parent adjusted EBITDA	(2,316)	367	7,453	5,504

(1)Includes the results relating to third-party management services.
(2)Relates to a gain on the derecognition of the ARO obligation relating to the Banff FPSO unit, as a result of the fulfillment of decommissioning obligations relating to the Banff field.
(3)In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended June 30, 2021, Teekay Parent received cash distributions of $10.8 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to Teekay Parent (1)
Teekay LNG
Limited Partner interests(2)	10,338	10,338	8,990
GP interests	447	447	411
Total Daughter Entity Distributions to Teekay Parent	10,785	10,785	9,401

FPSOs	(2,316)	1,769	2,250
Other income and corporate general
and administrative expenses
Other income	367	4,023	3,488
Corporate general and administrative expenses	(3,332)	(3,436)	(5,423)
TEEKAY PARENT ADJUSTED EBITDA(3)	5,504	13,141	9,716

Net interest expense(4)	(8,186)	(8,113)	(8,675)
Asset retirement costs incurred(5)	(499)	(920)	(2,927)
TOTAL TEEKAY PARENT FREE CASH FLOW	(3,181)	4,108	(1,886)

Weighted-average number of common shares - Basic	101,330,151	101,165,928	101,107,362

(1)Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.
(2)Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary, Teekay LNG, for the periods as follows:

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.2875	$0.2875	$0.25
Common units owned by Teekay Parent	35,958,274	35,958,274	35,958,274
Total distribution	$10,338,004	$10,338,004	$8,989,569

(3)Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.
(4)Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.
(5)Relates to decommissioning activities for the Banff FPSO unit, which were accrued on the balance sheet as an asset retirement obligation until May 2021.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income	(57,604)	61,504	125,500
Depreciation and amortization	59,244	58,586	62,936
Interest expense, net of interest income	47,358	46,894	56,931
Income tax recovery	(204)	(1,385)	(17,175)
EBITDA	48,794	165,599	228,192
Specific income statement items affecting EBITDA:
(Write-down) and gain (loss) on sale of assets	86,686	715	10,669
Asset retirement obligation extinguishment gain	(32,950)	—	—
Adjustments for direct financing and sales-type lease to a cash basis and other	3,694	3,373	2,452
Realized and unrealized losses (gains) on derivative instruments	3,389	(7,321)	9,270
Realized (losses) gains from the settlements of non-designated derivative instruments	(89)	28	(200)
Equity income	(28,111)	(37,157)	(35,343)
Foreign currency exchange loss (gain)	3,413	(5,723)	8,922
Other loss - net (1)	4,639	4,515	399
Consolidated Adjusted EBITDA	89,465	124,029	224,361
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	82,463	78,400	91,508
Total Adjusted EBITDA	171,928	202,429	315,869

(1)Please refer to footnote (6) of the Summary Consolidated Statements of (Loss) Income of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2021		March 31, 2021		June 30, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	248,220	106,938	244,711	105,888	266,539	115,422
Vessel and other operating expenses	(77,976)	(33,857)	(82,932)	(36,591)	(74,233)	(32,468)
Depreciation and amortization	(26,540)	(13,287)	(25,661)	(12,895)	(26,075)	(13,006)
Income from vessel operations of equity-accounted vessels	143,704	59,794	136,118	56,402	166,231	69,948

Net interest expense	(62,049)	(25,195)	(60,724)	(24,558)	(73,310)	(29,465)
Income tax expense	(359)	(126)	(785)	(292)	225	110
Other items including realized and
unrealized (losses) gains on
derivative instruments(2)	(21,026)	(6,362)	17,932	5,605	(17,786)	(5,250)
Net income / equity income of equity-accounted vessels	60,270	28,111	92,541	37,157	75,360	35,343

Net income / equity income
of equity-accounted vessels	60,270	28,111	92,541	37,157	75,360	35,343
Depreciation and amortization	26,540	13,287	25,661	12,895	26,075	13,006
Net interest expense	62,049	25,195	60,724	24,558	73,310	29,465
Income tax expense	359	126	785	292	(225)	(110)
EBITDA	149,218	66,719	179,711	74,902	174,520	77,704
Specific income statement items affecting EBITDA:
Adjustments for direct financing and
sales-type lease to a cash basis	28,493	10,327	27,758	10,038	26,381	9,499
Amortization of in-process contracts
and other	(1,738)	(945)	(1,719)	(935)	(1,738)	(945)
Other items including realized and
unrealized losses (gains) on derivative
instruments(2)	21,026	6,362	(17,932)	(5,605)	17,786	5,250
Adjusted EBITDA from equity-accounted vessels (3)	196,999	82,463	187,818	78,400	216,949	91,508

(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes unrealized credit loss provision adjustments.
(3)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2021
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from vessel operations	1,972	4,023	(3,436)	2,559
Adjustment for sales-type lease	(203)	—	—	(203)
Daughter Entities distributions	—	—	10,785	10,785
Adjusted EBITDA – Teekay Parent	1,769	4,023	7,349	13,141

	Three Months Ended June 30, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(11,540)	2,892	(5,423)	(14,071)
Write-down of vessels	13,565	—	—	13,565
Depreciation and amortization	1,761	—	—	1,761
Amortization of operating lease liability and other	(1,536)	596	—	(940)
Daughter Entities distributions	—	—	9,401	9,401
Adjusted EBITDA – Teekay Parent	2,250	3,488	3,978	9,716

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(48,694)	(48,939)	(59,245)
Interest income	1,336	2,045	2,314
Interest expense net of interest income consolidated	(47,358)	(46,894)	(56,931)
Less: Non-Teekay Parent interest expense net of
interest income	(38,052)	(37,684)	(46,371)

Interest expense net of interest income - Teekay Parent	(9,306)	(9,210)	(10,560)
Teekay Parent non-cash accretion and loan cost amortization	1,478	1,476	2,191
Teekay Parent realized losses on interest rate swaps	(358)	(379)	(306)
Net interest expense - Teekay Parent	(8,186)	(8,113)	(8,675)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: Teekay Parent’s planned wind-down of its FPSO segment; the ability of CNRI to fulfill the obligations under the DSA and incorporate these obligations into its own decommissioning process; the impact of COVID-19, market volatility and related global events on the Company’s and Daughter Entities’ businesses and financial results; estimated fluctuations in global oil demand and supply levels, including anticipated future fluctuations in global oil inventories and OPEC+ production increases and the timing thereof; forecasts of worldwide tanker fleet growth or contraction and vessel scrapping; the future outlook of the LNG shipping and tanker markets, and the impact thereon of various factors and effect on the Company and the Daughter Entities; timing of and the Company's expectations regarding new and renewed charter contracts, vessel acquisitions and deliveries, and sale-leaseback transactions; fixed charter coverage for Teekay LNG’s fleet for 2021 and 2022; and Teekay Tankers’ plans to refinance, and the timing of closing, the repurchase of sale-leaseback vessels.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); the inability of CNRI to fulfill the obligations under the DSA; higher than expected costs and/or delays associated with the recycling of the Foinaven FPSO unit; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030 and others that may further regulate greenhouse gas emissions; the potential for early termination of long-term contracts of existing vessels; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of common unit distributions; the inability of Teekay Tankers to finance the repurchase of sale-leaseback vessels within anticipated timeframes; potential lack of cash flow for Teekay LNG to continue paying distributions on its common units and other securities; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda